FIRST MINING GOLD CORP.

AUDIT COMMITTEE CHARTER

1.	INTRODUCTION

(a)

The audit committee (the “Committee”) is appointed by the board of directors (the “Board”) of First Mining Gold Corp. (the “Company”) to be responsible for the oversight of the accounting and financial reporting process and financial statement audits of the Company.

(b)	This charter is prepared to assist the Committee, the Board and management in clarifying responsibilities and ensuring effective communication between the Committee, the Board and management.

2.	COMPOSITION

(a)	The Committee will be composed of three directors from the Board, a majority of whom will be independent (as defined in National Instrument 58-101 Disclosure of Corporate Governance Practices).

(b)	All members of the Committee will be financially literate as defined by applicable legislation. If, upon appointment, a member of the Committee is not financially literate as required, the person will be provided a three month period in which to achieve the required level of literacy.

3.	RESPONSIBILITIES

The Committee has the responsibility to:

(i)	review and report to the board of directors of the Company on the following before they are publicly disclosed:

(A)	the financial statements and MD&A (management discussion and analysis) (as defined in National Instrument 51-102 - Continuous Disclosure Obligations) of the Company;

(B)	the auditor’s report, if any, prepared in relation to those financial statements,

(ii)	review the Company’s annual and interim earnings press releases before the Company publicly discloses this information;

(iii)

satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and periodically assess the adequacy of those procedures;

(iv)	recommend to the board of directors:

(A)	the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company; and

(B)	the compensation of the external auditor,

(v)

oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(vi)

monitor, evaluate and report to the board of directors on the integrity of the financial reporting process and the system of internal controls that management and the board of directors have established;

(vii)	monitor the management of the principal risks that could impact the financial reporting of the Company;

(viii)	establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters;

(ix)	pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company’s external auditor;

(x)	review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company;

(xi)

with respect to ensuring the integrity of disclosure controls and internal controls over financial reporting, understand the process utilized by the Chief Executive Officer and the Chief Financial Officer to comply with National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings; and

(xii)	review, and report to the Board on its concurrence with the disclosure required by Form 52-110F2 - Disclosure by Venture Issuers in any management information circular prepared by the Company.

4.	AUTHORITY

(a)	The Committee has the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties and the Committee will set the compensation for such advisors.

(b)

The Committee has the authority to communicate directly with and to meet with the external auditor, without management involvement. This extends to requiring the external auditor to report directly to the Committee.

5.	REPORTING

(a)	The Committee will report to the Board on the proceedings of each Committee meeting and on the Committee’s recommendations at the next regularly scheduled Board meeting.

6.	EFFECTIVE DATE

(a)	This Charter was implemented by the Board on May 19, 2015.